EXHIBIT 1
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FOR IMMEDIATE RELEASE                                              8  April 2004


                              WPP GROUP PLC ("WPP")

            Ogilvy acquires Marketing Communications Group in Canada

WPP announces that its wholly-owned operating company, Ogilvy & Mather Worldwide, has acquired the entire issued share capital of Marketing Communications Group, Inc ("MCG") a leading independent advertising and marketing communications group in Canada.

Founded 34 years ago, MCG - which includes MC Direct, the third largest direct response agency in the country - is based in London, Ontario, with operations in New York and Toronto. The Group provides a comprehensive range of marketing communications including new media, promotions, public relations and healthcare services to Fortune 500 companies in Canada and the US.

MCG employs 65 people and had net revenues of C$9.3 million for the year ended 31 December 2003 and net assets of C$3.1 million as at the same date.

This acquisition reinforces WPP's comprehensive communications services offer and continues WPP's strategy of developing its networks in important markets and sectors.

Contact:
Feona McEwan, WPP                                                44-20 7408 2204
www.wpp.com


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